中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)314(JY)

20th August, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 AUG 23 P 3:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04036441

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose for your attention the following documents in relation to the interim results of the Company for the six months ended 30th June, 2004:

PROCESSED
AUG 24 2004
THOMSON
FINANCIAL

(1) Financial highlights;
(2) Results announcement dated 19th August 2004; and
(3) Press release.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

dlw 8/24

..../page 2

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Stock Code: 2388)

GROWTH OF CORE BUSINESSES BRINGS ABOUT SATISFACTORY HALF-YEAR RESULTS

Highlights of 2004 Interim Results

- **Profit attributable to shareholders of HK$5,581 million, up 85.29%**
- **Earnings per share of HK$0.5279, up 85.29%**
- **Return on average shareholders' funds was 18.19%, up 7.63 percentage points**
- **Interim dividend of HK$0.32 per share, up 64.10%, payable on September 23, 2004 (Thursday)**

"During the first half of 2004, most of the Group's core businesses performed well on the back of economic recovery in Hong Kong. As a result, the Group achieved strong growth in attributable profit. We believe Hong Kong will witness further recovery in the second half of 2004 which favours the growth of our local business while our presence and capabilities in the Mainland will give us a leading edge in advancing the Group's China-related business. Notwithstanding the recent internal challenge we face, the Group remains a solid institution and committed to serving the best interests of shareholders, customers and staff. We embrace the principles of good corporate governance and will continue to be highly transparent regarding corporate matters."

Xiao Gang, Chairman

BOC Hong Kong (Holdings) Limited is a leading commercial banking group in Hong Kong offering a comprehensive range of financial products and services to retail and corporate customers. Our extensive branch network in Hong Kong and the Mainland of China allows us to meet the cross-border financial service needs of Hong Kong and Mainland customers.

File No. 82-34675

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 2388)

Interim Results for 2004

CHAIRMAN'S STATEMENT

I am pleased to report that for the six months to 30 June 2004, the Group posted a profit attributable to shareholders of HK$5,581 million, up 85.29% from the same period last year. Earnings per share was HK$0.5279, representing an increase of 85.29%. We also recorded marked improvement in the return on average total assets and return on average shareholders' funds. The Group's total operating income for the period was HK$8,023 million, down 9.20% and operating profit before provisions was HK$5,356 million, down 12.75%. Our asset quality continued to improve, as witnessed by the NPL ratio falling to a new low of 4.11% as compared to 5.78% as at the end of 2003.

In view of the Group's strong balance sheet and performance during the period, the Board has declared an interim dividend of HK$0.320 per share (2003 interim dividend: HK$0.195 per share).

In the first half of 2004, it was becoming increasingly evident that Hong Kong was on its way to economic recovery. There was a conspicuous rise in retail sales, which was driven by the gradual return of consumer confidence as the employment situation improved and deflationary pressure subsided. The expansion of the Mainland individual visit scheme gave further impetus to business growth in the retail sector. The property market was also reviving while external trade continued to grow.

While improvement in the market situation was expected to favour the growth of business for certain sectors in Hong Kong, the operating environment for the banking industry was still challenging in the past few months. Interest rates remained at a low level, thus affecting local banks' net interest margin. Corporate demand for credit had not been growing significantly despite a better market atmosphere. As a result, competition for new business in the banking sector remained intense.

The Group has been following a market-driven and customer-oriented business strategy that emphasises innovation and customisation. Riding on the recovery of the local economy, we achieved substantial growth in revenue and profit during the interim period from our retail banking and treasury businesses. For corporate banking, we have been making conscious efforts to de-risk our corporate lending portfolio, improve our loan mix and reduce our NPL ratio through more effective recovery and write-offs. That, together with lower NPL formation during the interim period, has accounted for the substantial improvement of the Group's asset quality. The Group's Mainland operation continued to perform satisfactorily with considerable improvement in operating profit before provisions and loan quality during the period. To maintain our profitability, we have been highly prudent with regard to cost management and seeking new ways to achieve higher cost efficiency while ensuring productivity.

Since February 2004, we have been acting as the clearing bank for personal RMB banking services in Hong Kong. I am pleased to report that this part of our operation has been flawless. At the same time, we have also been the market leader in offering personal RMB banking services as well as the pioneer of RMB credit card services and RMB card merchant acquiring business in Hong Kong.

The enhancement of corporate governance, management structure and risk management has always been a priority for the Group. We have continued to follow international best practices in that regard. In January Madam Linda Tsao Yang became a member of the Audit Committee, which now comprises all the Independent Non-executive Directors of the Company. The reform of our management structure continued as planned with the appointment of Mr. Raymond Lee as our new Chief Operating Officer in June this year. The recruitment of the Director of Risk and other senior management staff is in progress.

The Board has recently approved the Vision, Mission and Core Values for the Group. To be rolled out shortly, these are highly important to us as a dynamic banking group that is committed to ongoing betterment of its organisation and corporate culture.

Administratively, with the Board's support, the Management is embarking on a human resources reform project to ensure that our remuneration and placement system is in line with market practices, which means it is fair, reasonable and performance-based. This is crucial for us to attract, develop and retain the best talent we need for sustaining business growth, breaking new grounds and achieving our corporate goals.

There is a more or less common consensus in the market that the Hong Kong economy would see further growth in the second half of 2004. This should favour business development but keen competition is likely to remain a key challenge and narrow interest margins may continue to affect interest income for banks at least in the near term. For the Group, we are confident that under our existing strategy, our retail banking and treasury businesses can keep up their existing growth momentum. We will continue to enhance the quality of our corporate loan portfolio and progressively expand this part of our operation through more proactive customer relationship management and cross-selling. The macro-economic adjustment in the Mainland should be conducive to more healthy long-term growth and we believe the Group's China-related business can continue to grow in a steady manner. We are also satisfied that we can maintain our leading position in personal RMB banking services in Hong Kong.

It came to our knowledge on 2 August 2004 that the judicial authorities in the Mainland were investigating two members of our top management in connection with certain allegations. The Board is gravely concerned about this. The Audit Committee and the Independent Non-Executive Directors have completed their investigation and confirmed that the allegations are unconnected with and do not affect the Group's assets, liabilities and financials. In line with approved Board policies, we will conduct an open, competitive and global recruitment process to fill the senior positions.

Notwithstanding this unexpected turn of events and the challenge we face, the Group remains a solid institution and committed to serving the best interests of shareholders, customers and staff. We will also continue to observe the principles of good corporate governance and be highly transparent regarding further developments.

Lastly, I wish to extend a vote of sincere thanks to the Board of Directors and the Senior Adviser for their counsel. In particular, I would like to thank Mr. Ping Yue, who retired from the Board in February this year, for his valuable contribution in the past. I also wish to thank our customers and shareholders for their unwavering support, and the staff for their commitment and hard work.

XIAO Gang
Chairman

Hong Kong, 19 August 2004

CHIEF EXECUTIVE'S REPORT

The economy of Hong Kong has recorded strong growth and market sentiment has been improving significantly in the first half of 2004. On the back of this recovery and capitalising on its own stronger foundations, the Group was able to achieve satisfactory performance in most of its core businesses while sustaining the growth of its attributable profit.

Performance Highlights

For the six months ended 30 June 2004, the Group delivered an attributable profit of HK$5,581 million to our shareholders, up HK$2,569 million or 85.29% over the first half of last year. This was driven mainly by a strong growth in net fees and commission income, disciplined cost and significant write-back of provisions. Return on average total assets and return on average shareholders' funds rose by 0.66 and 7.63 percentage points to reach 1.48% and 18.19% respectively.

Our net fees and commission income grew HK$334 million or 24.26%, thanks to a remarkable increase of HK$460 million or 134% in fees from wealth management business. Non-interest income as a percentage of total operating income increased to 31.33% from 25.49%.

We continued to exercise disciplined cost control while increasing investment in business development and technology. Operating expenses decreased by 1.11% to HK$2,667 million. The cost to income ratio was maintained at a low level.

Benefiting from the recovery in local economy, the quality of the Group's retail and corporate loan portfolios improved considerably. The Group recorded a write-back of provision of HK$1,240 million due to strong recoveries, higher collateral value and lower NPL formation. Our NPL ratio fell to 4.11%, exceeding our target and bringing us nearer to the market average.

However, persistently low interest rates and keen market competition during the period pushed net interest income down by HK$1,075 million to HK$5,509 million. Net interest margin narrowed by 0.33 percentage point to 1.56%. This was mainly attributable to a decline in yields from interbank placements, loans and debt securities.

The Group's financial position remained sound and solid. The capital adequacy ratio increased to 16.52% at 30 June 2004 and the liquidity position remained strong.

Business Review

In the first half of 2004, we continued to implement our business development strategy that focuses on high margin, high growth, product innovation and enhancement as well as improvement in service quality.

Retail banking

The Group's retail banking business performed very well under improved market conditions. We achieved strong growth in the wealth management business, including stock brokerage, distribution of life insurance products, investment funds and retail bonds.

At the same time, we have been active in developing the high-margin consumer credit business. In this regard, the performance of the credit card segment has been remarkable. During the interim period, we achieved high growth in terms of card issuance, cardholder spending and merchant acquiring business. We also won several awards from Visa International and MasterCard International for outstanding performance.

Since the introduction of personal RMB banking services in Hong Kong in February this year, the Group has been the clearing bank as well as the leading service provider in RMB business. The Group has also been the pioneer of RMB credit card services in Hong Kong. Launched in April this year, our RMB credit cards have met with very encouraging response from customers.

Treasury

Insofar as treasury business is concerned, our strategic priority has been the development of a customer-driven platform. Leveraging our enlarged customer base, we succeeded in boosting the business volume and income from both foreign exchange and bullion trading.

Mortgage

Capitalising on the gradual recovery of the residential property market in the first half of the year, we have been growing our market share in the mortgage business and the size of our mortgage loan portfolio. By end-June 2004, the Group's mortgage lending balance increased by 5%, which outperformed the average market growth rate of 0.4% by a wide margin.

Corporate banking

On the corporate banking front, the Group has been able to maintain a leading position in arranging syndicated loans in the local market despite a diminished portfolio. We continue to emphasise on improving the quality of corporate credit portfolio and curbing bad debt formation. The lending to the industrial, commercial and financial sectors dropped by 5.3% as a result of large collections and write-offs. While the lending to local corporate including trade finance, and loans for use outside Hong Kong dropped by 2.2% from end-2003, the balance net of classified loans increased by 0.4%.

The Group's overseas lending, especially the loan portfolio of Mainland branches, continued to expand in volume and improve in quality. At the same time, we have strengthened our capabilities in trade finance and succeeded in upgrading our service quality. In May we launched CBS Online, a key channel for servicing our corporate customers and thus enhancing the competitive edge of our corporate banking business as a whole.

Mainland branches and China-related business

Our Mainland branches continued to deliver better results in the first half of 2004. Total advances to customers rose by 46% and operating profit before provisions increased by 28%. During this period, we stepped up our effort in enhancing banking services offered through our Mainland branches. Two new electronic distribution channels were introduced, namely, iT's Online Banking and Telephone Banking. Meanwhile, our Shenzhen branch and Shanghai branch obtained approval to offer RMB services to domestic companies. We are in the process of refining our business model in the Mainland, with a view to increasing the contribution of the China-related business to the Group and better equipping ourselves for capturing cross-selling opportunities.

Channels, technology and operation

The Group's ongoing project of consolidating and renovating the branches to maximise utilisation and cost efficiency proceeded as planned. Our branch rationalisation programme started in 2001 is nearing completion. In the first six months of 2004, two branches were closed. As at 30 June 2004, the number of branches stood at 302, compared to 304 at end-2003. Our next focus is to strengthen the selling and servicing capability of the branches.

Investment in the internet banking channel continued in accordance with our plan. The enhancement of the Group's e-channels has resulted in considerable growth in the number of iT's Banking customers.

Prospects and business strategies

In the remainder of 2004, we will continue to focus on developing our franchise in retail banking, particularly wealth management, growing trade finance and SME business, maintaining the momentum in China-related business and fostering our leadership in personal RMB business.

In retail banking, we are launching a new wealth management platform with a greater emphasis on customisation and product development. We will further upgrade our service by offering one-stop financial planning services to cater for our customers' diverse needs. We are also actively engaged in the development of high-margin consumer loan products and marketing programmes to boost the growth of our credit card business. In addition, we aim to solidify our leading market positions in residential mortgage by offering competitive and flexible mortgage products and schemes.

As regards to corporate banking, we will continue to focus on improving the credit quality of our corporate loan portfolio. We have put in place a new marketing structure which will stress relationship management, and will provide a platform to develop and sell high margin loan products. The new relationship management concept will enable us to exploit the untapped potential of our large existing customer base, and also allow us to effectively compete in the SME market. We are optimistic that this new system will serve the dual purpose of generating new business and facilitate the distribution of our other services and products.

China business is another key focus of our strategies. We will strive to grow our Mainland branch business in order to maintain the momentum we have built up in the first half. We will further solidify our position in syndicated lending while expanding business cooperation with the Bank of China. Our newly refined China business model is expected to facilitate the business development by enhancing cross-selling.

With our capabilities and experience in personal RMB banking services, we are highly confident of maintaining our market leadership. This segment of our business is expected to see stable growth.

Corporate development

As mentioned by the Chairman, our management structure has been and will be further strengthened so that we are better equipped for long-term growth and development and for coping with new challenges and opportunities.

We launched our human resources reform programme in early July. The package of reforms that we are implementing ensures that our employees have better career prospects, which is essential for delivering superior value to our customers and shareholders.

Issue management

The Management is very much concerned about the Mainland judicial authorities' investigation which, as we were confirmed by the Bank of China, is in connection with some activities prior to our IPO. Although this issue has drawn immediate criticisms on the Group, the Management has been reacting quickly and sensibly together with the Board to manage it and ensure that there is no adverse impact on our image and reputation in the long term.

In fact, under the Board's guidance, our corporate governance, risk management and internal control systems have greatly improved after the merger and IPO. We are also committed to ensuring that this evolutionary process will never stop. With stronger management structure and systems, we are now better able to avoid irregularities of the past and assure the market of our determination and capability in becoming customers' premier bank wherever we operate.

In concluding, I wish to thank the Board for their guidance and thank all my colleagues for their hard work. I would also like to extend my appreciation to our customers and shareholders for their continued support.

HE Guangbei
Vice Chairman and Chief Executive

Hong Kong, 19 August 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Review

Financial Performance

The Group's profit attributable to shareholders was HK$5,581 million, up HK$2,569 million or 85.29%, compared to the first half of 2003. Earnings per share was HK$0.5279, up HK$0.2430 or 85.29%. Return on average total assets increased by 0.66 percentage point to 1.48% and return on average shareholders' funds was 18.19%, up 7.63 percentage points against 10.56% for the first half in 2003.

The Group's operating profit before provisions was HK$5,356 million, down HK$783 million or 12.75%, compared to the first half of 2003. The decline was mainly due to a decrease in net interest income, which was partially offset by an increase in other operating income.

Net interest income and margin

Net interest income was HK$5,509 million, down HK$1,075 million or 16.33%, compared to the first half of 2003. Net interest margin fell by 33 basis points to 1.56%, a result of 30 and 3-basis point decline in net interest spread and contribution of net free funds respectively. The persistently low HIBOR since last September led to the decline in interest income, which was only partially offset by the decrease in interest expense.

The decrease in interest income was mainly attributable to the decline in average yields from interbank placements, loans and debt securities. The drop in yield from Hong Kong dollar interbank placements was consistent with that of HIBOR. In the first half of 2004, average 1-month HIBOR and 3-month HIBOR fell by 125 and 110 basis points to 0.11% and 0.27% respectively when compared to the first half of 2003. Hence, the yield from HIBOR-based loans fell as well. Keen pricing competition also compressed the yields from residential mortgage and corporate loans. The debt securities portfolio recorded a decrease in yield on repricing under the low interest rate environment. During the period, we also reduced the average duration of the portfolio.

The decrease in interest expense was mainly attributable to falling market interest rates, the decrease in deposits from customers as well as the continued shift of time deposits towards savings deposits during the period. However, in this exceptionally low interest rate environment, our ability to manage liability costs was restricted.

Other operating income

Other operating income was HK$2,514 million, up HK$262 million or 11.63%, compared to the first half of 2003. Net fees and commission income was HK$1,711 million, up HK$334 million or 24.26%, primarily due to the increase of HK$460 million or 134% in income from wealth management business, including stockbroking and the distribution of investment funds, retail bonds and life insurance products, as a result of higher stock turnover and stronger demand for alternative investments under the low interest rate environment.

Fees and commission expenses were HK$510 million, up HK$197 million or 62.94%, mainly due to higher stock commission expenses and cash rebates for residential mortgage as the volume of business increased. In addition, the growth of our merchant acquiring business also raised the commission expenses related to credit cards.

Net gain from foreign exchange activities increased by $106 million or 22.18% due to higher volume of customer transactions.

Operating expenses

Operating expenses were HK$2,667 million, down HK$30 million or 1.11%, as a result of disciplined cost control. The cost to income ratio increased by 2.72 percentage points to 33.24% mainly due to the decline in operating income. Staff costs were maintained at the same level as the first half of 2003. Expenses on information technology increased, which were offset by lower depreciation expenses due to the reduction in fixed assets and the decline in other operating expenses, which were higher in the 2003 interim period due to additional professional expenses incurred for the special review.

The total number of employees of the Group, including all the subsidiary companies, was 13,009 at end of June 2004, a decrease of 179 from end-2003.

Write-back of/(charge for) bad and doubtful debts

Asset quality continued to improve. The Group recorded a net write-back of provisions of HK$1,240 million, which represented a significant improvement as compared to the net charge for bad and doubtful debts of HK$1,669 million in the first half of 2003. New specific provisions decreased by HK$1,726 million, or 68.03% to HK$811 million, reflecting the lower NPL formation as credit quality of the loan portfolio improved. Releases in specific provisions increased by HK$845 million, or 175.31% to HK$1,327 million, mainly due to increase in collateral value and collections. Recoveries of loans previously written off also increased by HK$513 million, or 233.18%, to HK$733 million.

Financial Position

The Group's total assets as at 30 June 2004 were HK$752,017 million, down HK$10,570 million or 1.39% from end-2003.

Investments in securities, comprising held-to-maturity securities, investment securities and other investments in securities, were HK$164,946 million, down HK$7,572 million or 4.39%. Among those, held-to-maturity securities increased by HK$55,629 million, or 55.04%, to HK$156,694 million as at 30 June 2004, mainly due to the transfer of a majority of other investments in securities to held-to-maturity securities to align with its associated intention of holding. In accordance with the Group's accounting policy, held-to-maturity securities are stated at amortised cost, while other investments in securities are stated at fair value.

Though the demand for loans remained weak, advances to customers stayed flat at HK$308,513 million. The loan to deposit ratio was 54.69% as at 30 June 2004, up 3.31 percentage points from end-2003. In terms of economic use, loans for use in Hong Kong by industrial, commercial and financial sectors decreased by HK$8,300 million or 5.26%. This was offset by a HK$4,031 million or 3.38% increase in loans for use in Hong Kong by individuals, and a HK$4,591 million or 21.18% increase in loans for use outside Hong Kong.

The decline in loans for use in Hong Kong by industrial, commercial and financial sectors was caused mainly by large write-offs and collections. Proactive risk management, collection and write-off of bad debts are instrumental in improving asset quality.

A strong growth of HK$4,847 million, or 5.39%, in residential mortgage loans (excluding those for the government-sponsored home purchasing schemes) was the main driver for the increase in lending to individuals. Besides, our Mainland branches also witnessed good performance in their lending business, with a 46% increase in their loan portfolio. Together with the increase in other overseas lending, loans for use outside Hong Kong continued to grow.

During the period, total write-offs and collections amounted to HK$1,581 million and HK$4,251 million respectively. If not for the large write-offs and collections, advances to customers would have registered growth.

The net book value of premises and investment properties reduced from HK$16,460 million as at 31 December 2003 to HK$16,065 million at 30 June 2004 due to the disposal of HK$235 million's worth of premises and investment properties and the depreciation charge of HK$165 million in the first half of 2004.

Deposits from customers were HK$564,149 million, down HK$36,493 million or 6.08% from end-2003 due to the tight control on cost of funding and continued shift of funds to other higher-yielding investments by customers in the low interest rate environment. In the first half of 2004, savings deposits and current accounts continued to increase.

Capital and liquidity ratios

The Group remained strong in capital and liquidity. The capital adequacy ratio was 16.52% as at 30 June 2004, compared to 15.11% at end-2003. The capital base grew by 2.78% whereas the risk-weighted assets dropped by 5.99%. The enlargement of the capital base was caused by the accumulation of retained profits. The decrease in risk-weighted assets was a result of the reduction of corporate loans and debt securities. The average liquidity ratio was 34.64% for the first half of 2004, down 3.29 percentage points, reflecting the decline in short-term interbank placements.

Asset Quality

Through effective risk management, collection and write-off, NPL ratio and classified loan ratio improved to 4.11% and 4.12% as at 30 June 2004 from 5.78% and 5.82% at end-2003 respectively. During this period, lower NPL formation, enhanced collection effort and increase in collateral value all helped improve the loan quality.

Collateral coverage for classified loans increased to 67.32% at 30 June 2004 from 60.54% at end-2003. Total specific provisions and collateral coverage ratio for classified loans was 93.70%, compared to 90.95% at end-2003, reflecting the adequacy of provisions. The loan loss reserve ratio also rose to 69.64% from 61.20% six months ago.

The classified loan ratio fell by 1.70 percentage points in the first half of 2004 from end-2003, as compared to the corresponding improvement of 0.18 percentage point in the first half of 2003 from end-2002. A net migration of approximately HK$600 million's worth of loans to classified loans in the first half of 2004 was recorded, which was significantly lower than that of approximately HK$4,000 million in the first half of 2003. Externally, this was due to the strong rebound of the economy and property prices in the first half of 2004. Internally, the Group's loan quality has progressively improved since the IPO through various risk management initiatives and the adjustment of our loan mix.

The quality of the Group's residential mortgage portfolio improved. The combined delinquency and rescheduled loan ratio decreased to 0.78% as at 30 June 2004 from 1.10% at end-2003.

The quality of the Group's credit card advances also improved. The delinquency ratio fell from 0.75% at end-2003 to 0.47% at 30 June 2004. The charge-off ratio decreased from 10.75% in the first half of 2003 to 4.67% in the first half of 2004.

Business Review

In Hong Kong, the employment situation continued to improve and GDP growth was strong. The extension of the individual visit scheme led to a strong rebound in the domestic retail market. Besides, purchasers' greater confidence in the economy helped revitalise the property market. The economic conditions in the first half of 2004 were generally favorable to the growth and development of our retail banking and treasury businesses.

Retail banking

Our retail banking business has been well positioned to benefit from the continuous recovery of the economy. Our wealth management, credit cards, residential mortgage and personal RMB banking businesses demonstrated particularly strong growth in the first half of 2004.

Wealth management: The volume of wealth management business increased considerably. Stockbroking transactions and the sales of investment funds rose by 150% and 112% respectively. At the same time, the distribution of life insurance products also registered a substantial increment of 139% in premium.

To meet our customers' increasing demand for wealth management services, we strengthened our cooperation with investment fund houses, in particular BOCI-Prudential Asset Management, by launching a series of investment funds, such as the exclusive distribution of BOCHK China Income Fund.

Against the backdrop of low interest rate, we made greater efforts in promoting short-term endowment and protection plans by broadening our range of life insurance products to cover various protection and saving needs at different stages of a person's life. These included "Smart Saver 5-Year Life Endowment Plan", "All-for-You Fruitful 10 Years, 15 Years Endowment Plan", and "5 Year Pay-10 Year Saving Plan". Moreover, we introduced the "Life in Bliss Perfect Protection Series", which provided general personal insurance plans. Apart from new insurance product offerings, we also improved our distribution channels through the provision of online subscription in our Travel Insurance and Golfer Insurance schemes to our customers.

Residential mortgage: Our residential mortgage business performed strongly in the first half. The mortgage loan balance increased by 5% from end-2003, against the market average growth of 0.4%. Moreover, the asset quality of the mortgage portfolio improved markedly. The delinquency and rescheduled loan ratio fell to 0.78%, which was below market average. Owing to the recovery of the residential property market, the negative equity ratio dropped significantly from 13% at end-2003 to 5% at the end of June this year.

Credit cards: We continued to provide innovative card products to our customers. In April, we became the first bank in Hong Kong to issue RMB credit cards. During the period, we also launched Warner Mini Card and 2004 BOC Euro Commemorative MasterCard.

Our card business recorded a 46% growth in cardholder spending volume, compared to the first half of 2003. Merchant acquiring volume increased by 48% due to a strengthened merchant network and the effect of the China UnionPay Card acquiring business. The number of cards issued and card advances also grew by 14% and 2% respectively from end-2003. At the same time, we were able to maintain our charge-off ratio and delinquency ratio at a low level.

The good progress we made in growing our card business was duly recognised by the industry. We won several awards from Visa International and MasterCard International:

- 2003 Silver Prize of "Largest Card Sales Volume Growth in Hong Kong Award"
- 2003 Silver Prize of "Highest Merchant Sales Volume in Hong Kong Award"
- 2003 Gold Prize of "Highest Merchant Sales Volume in Macau Award"
- 2003 Gold Prize of "Largest Card Sales Volume Growth in Macau Award"
- 2003 Best Issuer Fraud Control in Hong Kong & Macau Award
- The Highest Market Share in 2003 Cardholder Spending for Commercial Products in Hong Kong Award
- The Highest Growth Rate in 2003 Merchant Purchase Volume in Hong Kong Award - 1st Runner Up

Personal RMB banking business: Since February 2004, we have been offering a diverse range of personal RMB services, including deposits, exchange, remittance and bank cards, which facilitate our customers to capture the opportunities arising from the economic integration between Hong Kong and the Mainland of China. Our customers can enjoy the Group's excellent RMB service network in Hong Kong made up of branches, ATMs, iT's Online Banking and iT's Telephone Banking.

Channels: Our branch rationalisation programme enters into a new stage with the focus to strengthen the selling and servicing capabilities of the branches. During the first half of 2004, two branches were closed. As at 30 June 2004, the total number of branches was 302, of which 287 were located in Hong Kong.

As a result of our efforts in enhancing e-channels, the number of iT's banking customers and transaction volume increased significantly. During this period, we further strengthened our internet banking services by incorporating new functions that enabled wealth management.

Corporate banking and financial institutions

Because of large collections and write-offs, our corporate loan balance at end-June 2004 was lower than that of end-2003. However, we maintained a leading position in arranging syndicated loans in the local market and our overseas lending also registered growth.

Through effective collection, write-off and credit risk management, we improved the credit quality of corporate loan portfolio significantly. At the same time, we also adjusted our loan portfolio. This was evident in the substantial growth of 22% in overseas (including Mainland branches) lending and the reduction of corporate lending to the local property development sector.

We made good progress in developing the electronic distribution channel. In May, we launched CBS Online, which was a one-stop and diverse financial management service for corporate customers. Being a more comprehensive and convenient electronic banking service channel, CBS Online helps our customers lower their operating cost and enhance their productivity.

On account of our experience and track record in operating RTGS Link between Shenzhen and Hong Kong, we were appointed as the agent bank for the HKD and USD RTGS Link between Guangdong Province and Hong Kong. The latter commenced in March. Besides, we were also appointed as the agent bank for the USD Joint Cheque Clearing Service between Shenzhen and Hong Kong.

We continued to focus on strengthening our trade finance service and achieved high rating scores in the service quality of import and export factoring at a competition organised by Factors Chain International, a global network of leading factoring companies. According to Factors Chain International statistics, our performance in terms of import factoring business volume was outstanding in the first half of 2004.

Treasury

Treasury operation in a persistently low interest rate environment was both demanding and challenging. During this period, we continued to optimise our investment portfolio in order to enhance return. In anticipation of the possible rise in interest rates, we also shortened the duration of our debt securities portfolio.

Our non-interest income business performed well, due to the volatility of the currency and bullion markets. Foreign exchange activities, bullion trading and option-linked deposit business grew strongly compared to the first half of 2003. We were able to expand our customer base and grow non-interest income from the increased business volume. We further developed our customer-driven treasury platform by offering more treasury products with augmented features to customers, including structured products for retail and corporate customers, in order to capture cross-selling opportunities.

Mainland branches and China-related business

Our Mainland branches continued to perform well in the first half of 2004. Operating profit before provisions increased by 28% to HK$73 million. Profit before taxation, however, dropped by 26% to HK$100 million, mainly due to large write-back of provisions in the first half of 2003. Total advances to customers rose by 46% to HK$8,907 million and deposits from customers increased by 6% to HK$2,061 million when compared to end-2003. The asset quality of our Mainland branches improved significantly. The classified loan ratio fell by 4.51 percentage points from end-2003 to 5.84% as at 30 June 2004.

During the first half of 2004, we made tremendous effort in enhancing the banking services of our Mainland branches. Our initiatives included the introduction of iT's Online Banking and Telephone Banking services at the beginning of this year, which made it even more convenient for our Mainland customers to keep track of their account activities.

In April, our Shenzhen branch and Shanghai branch were approved to extend their RMB services to domestic companies. Furthermore, six of our Mainland branches applied for the financial derivatives business licence while our branches in Guangzhou, Dalian and Fuzhou applied for the RMB business licence. Nanyang's Shenzhen branch also applied to extend RMB business to domestic companies. These would help enlarge our customer base in the Mainland. Meanwhile, collaboration with BOC continued and during the period we took part in cooperation schemes with several BOC branches.

Recently, we refined our China business model to focus on enhancing our services to Hong Kong customers conducting business in the Mainland. The Group's Mainland branches now act as the extended arms of our retail banking and corporate banking business lines. Under the new model, our Mainland branches have a clearly defined organisational structure, market positioning strategy, customer segmentation and product development strategy. We expect that the implementation of the new model will help enhance the overall contribution of China-related business to the Group and capture cross-selling opportunities.

Risk Management

Overview

Risk management is fundamental to the business of the Group. It is also an integral part of our strategy. The principal types of risk inherent in the Group's business include credit risk, market risk (including interest rate and exchange rate risk), liquidity risk and operational risk. The Group's risk management goal is to maximise its long-term risk-adjusted return on capital, reduce the wide volatility in earnings and enhance shareholder value, while maintaining risk exposure within acceptable limits.

Risk management structure

BOCHK's risk management policies are designed to identify and analyse credit risk, market risk, liquidity risk and operational risk, to set appropriate risk limits, and to continually monitor these risks and limits by means of administrative procedures and information systems. BOCHK continually modifies and enhances its risk management policies and procedures to reflect changes in markets and products.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	**Half-year ended 30 June 2004**	(Audited) Half-year ended 30 June 2003
		HK$'m	*HK$'m*
Interest income		**7,304**	9,358
Interest expense		**(1,795)**	(2,774)
Net interest income		**5,509**	6,584
Other operating income	2	**2,514**	2,252
Operating income		**8,023**	8,836
Operating expenses	3	**(2,667)**	(2,697)

	Note	**Half-year ended 30 June 2004**	(Audited) Half-year ended 30 June 2003
		HK$'m	*HK$'m*
Operating profit before provisions		**5,356**	6,139
Write-back of/(charge for) bad and doubtful debts	4	**1,240**	(1,669)
Operating profit after provisions		**6,596**	4,470
Net gain/(loss) from disposal/ revaluation of fixed assets	5	**48**	(1,241)
Net gain from disposal of held-to-maturity securities and investment securities		**1**	1
Write-back of provision for impairment on held-to-maturity securities and investment securities		**—**	20
Net loss on disposal of a subsidiary		**—**	(1)
Write-back of provision for impairment on investments in associates		**150**	6
Share of profits less losses of associates		**(19)**	(10)
Profit before taxation		**6,776**	3,245
Taxation	6	**(1,119)**	(176)
Profit after taxation		**5,657**	3,069
Minority interests		**(76)**	(57)
Profit attributable to shareholders		**5,581**	3,012
Dividend	7	**3,383**	2,062
		HK$	*HK$*
Earnings per share	8	**0.5279**	0.2849

CONSOLIDATED BALANCE SHEET

	Note	At 30 June 2004	(Audited) At 31 December 2003
		HK$'m	*HK$'m*
ASSETS			
Cash and short-term funds		**126,705**	134,106
Placements with banks and other financial institutions maturing between one and twelve months		**78,753**	78,240
Trade bills		**991**	691
Certificates of deposit held		**18,837**	18,776
Hong Kong SAR Government certificates of indebtedness		**35,320**	31,460
Held-to-maturity securities		**156,694**	101,065
Investment securities		**53**	53
Other investments in securities		**8,199**	71,400
Advances and other accounts	9	**302,435**	300,094
Investments in associates		**130**	278
Fixed assets		**17,144**	17,582
Other assets		**6,756**	8,842
Total assets		**752,017**	762,587
LIABILITIES			
Hong Kong SAR currency notes in circulation		**35,320**	31,460
Deposits and balances of banks and other financial institutions		**64,156**	41,347
Deposits from customers		**564,149**	600,642
Certificates of deposit issued		**2,423**	2,432
Other accounts and provisions	10	**22,336**	25,289
Total liabilities		**688,384**	701,170

	Note	At 30 June 2004	(Audited) At 31 December 2003
		HK$'m	*HK$'m*
CAPITAL RESOURCES			
Minority interests		**1,177**	1,156
Share capital		**52,864**	52,864
Reserves	11	**9,592**	7,397
Shareholders' funds		**62,456**	60,261
Total capital resources		**63,633**	61,417
Total liabilities and capital resources		**752,017**	762,587

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Premises revaluation reserve	Translation reserve	Retained earnings	Total
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*
At 1 January 2003, as previously reported	52,864	113	(2)	3,966	56,941
Effect of adoption of SSAP 12 (revised)	—	(14)	—	(256)	(270)
At 1 January 2003, as restated	52,864	99	(2)	3,710	56,671
Net profit for the first half of 2003	—	—	—	3,012	3,012
2002 final dividend paid	—	—	—	(2,273)	(2,273)
Revaluation of properties	—	(49)	—	—	(49)
Release from deferred tax liabilities	—	6	—	—	6
At 30 June 2003	52,864	56	(2)	4,449	57,367
Company and subsidiaries	52,864	56	(2)	4,465	57,383
Associates	—	—	—	(16)	(16)
	52,864	56	(2)	4,449	57,367
At 1 July 2003	52,864	56	(2)	4,449	57,367
Net profit for the second half of 2003	—	—	—	4,951	4,951
Currency translation differences	—	—	(1)	—	(1)
2003 interim dividend paid	—	—	—	(2,062)	(2,062)
Revaluation of properties	—	1	—	—	1
Release from deferred tax liabilities	—	5	—	—	5
At 31 December 2003	52,864	62	(3)	7,338	60,261

	Share capital	Premises revaluation reserve	Translation reserve	Retained earnings	Total
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*
Company and subsidiaries	52,864	62	(3)	7,354	60,277
Associates	—	—	—	(16)	(16)
	52,864	62	(3)	7,338	60,261
At 1 January 2004	**52,864**	**62**	**(3)**	**7,338**	**60,261**
Net profit for the first half of 2004	**—**	**—**	**—**	**5,581**	**5,581**
Currency translation differences	**—**	**—**	**(6)**	**—**	**(6)**
2003 final dividend paid	**—**	**—**	**—**	**(3,383)**	**(3,383)**
Revaluation of properties	**—**	**3**	**—**	**—**	**3**
Transfer on disposal of properties	**—**	**(2)**	**—**	**2**	**—**
At 30 June 2004	**52,864**	**63**	**(9)**	**9,538**	**62,456**
Company and subsidiaries	**52,864**	**63**	**(9)**	**9,578**	**62,496**
Associates	**—**	**—**	**—**	**(40)**	**(40)**
	52,864	**63**	**(9)**	**9,538**	**62,456**
Representing:					
2004 interim dividend proposed				**3,383**	
Others				**6,155**	
Retained earnings as at 30 June 2004				**9,538**	

CONSOLIDATED CASH FLOW STATEMENT

	Half-year ended 30 June 2004	(Audited) Half-year ended 30 June 2003
	HK$'m	*HK$'m*
Cash flow from operating activities		
Operating cash outflow before taxation	**(10,250)**	(17,023)
Hong Kong profits tax (paid)/refunded	**(160)**	369
Overseas profits tax paid	**—**	(4)
Net cash outflow from operating activities	**(10,410)**	(16,658)
Cash flow from investing activities		
Purchase of fixed assets	**(87)**	(40)
Proceeds from disposal of fixed assets	**283**	561
Purchase of investment securities	**—**	(6)
Proceeds from disposal of a subsidiary	**—**	157
Proceeds from dissolution of an associate	**—**	19
Dividends received from investment securities	**13**	—
Dividend received from an associate	**5**	1
Loans to associates	**(9)**	—
Loans repaid by associates	**283**	59
Net cash inflow from investing activities	**488**	751
Cash flow from financing activities		
Final dividend paid	**(3,383)**	(2,273)
Dividend paid to minority shareholders	**(55)**	(54)
Net cash outflow from financing activities	**(3,438)**	(2,327)
Decrease in cash and cash equivalents	**(13,360)**	(18,234)
Cash and cash equivalents at 1 January	**73,165**	83,065
Cash and cash equivalents at 30 June	**59,805**	64,831

NOTES

1. Basis of preparation and accounting policies

The information in this results announcement is extracted from the Group's unaudited interim report for the first half of 2004, which is prepared in accordance with SSAP 25 "Interim Financial Reporting" issued by the HKSA and should be read in conjunction with the Group's Annual Report 2003.

The unaudited consolidated interim financial statements have been prepared on a basis consistent with the accounting policies and methods of computation adopted in the Group's accounts for the year ended 31 December 2003.

2. Other operating income

	Half-year ended 30 June 2004	Half-year ended 30 June 2003
	HK$'m	*HK$'m*
Fees and commission income	**2,221**	1,690
Less: Fees and commission expenses	**(510)**	(313)
Net fees and commission income	**1,711**	1,377
Dividend income from investments in securities		
- unlisted investments	**13**	31
Net gain from other investments in securities	**24**	156
Net gain from foreign exchange activities	**584**	478
Net gain from other dealing activities	**54**	17
Gross rental income from investment properties	**108**	128
Less: Outgoings in respect of investment properties	**(32)**	(40)
Others	**52**	105
	2,514	2,252

3. Operating expenses

	Half-year ended 30 June 2004	Half-year ended 30 June 2003
	HK$'m	*HK$'m*
Staff costs (including directors' emoluments)		
- salaries and other costs	**1,505**	1,511
- pension cost	**122**	123
	1,627	1,634
Premises and equipment expenses (excluding depreciation)		
- rental of premises	**117**	107
- information technology	**134**	110
- others	**95**	92
	346	309
Depreciation on owned fixed assets	**293**	322
Auditors' remuneration		
- audit services	**4**	10
- non-audit services	**9**	7
Other operating expenses	**388**	415
	2,667	2,697

4. Write-back of/(charge for) bad and doubtful debts

	Half-year ended 30 June 2004	Half-year ended 30 June 2003
	HK$'m	*HK$'m*
Net charge for bad and doubtful debts		
Specific provisions		
- new provisions	**(811)**	(2,537)
- releases	**1,327**	482
- recoveries	**733**	220
	1,249	(1,835)
General provisions	**(9)**	166
Net credit/(charge) to profit and loss account	**1,240**	(1,669)

5. Net gain/(loss) from disposal/revaluation of fixed assets

	Half-year ended 30 June 2004	Half-year ended 30 June 2003
	HK$'m	*HK$'m*
Net gain/(loss) on disposal of fixed assets	**46**	(18)
Net gain/(loss) on revaluation of fixed assets	**2**	(1,223)
	48	(1,241)

The independent professional valuations of the Group's premises and investment properties were conducted by an independent firm of chartered surveyors, Chesterton Petty Limited at 30 June 2003 and 31 October 2003 respectively. Net gain on revaluation of fixed assets in current period was attributable to the revaluation of premises upon reclassification from premises to investment properties.

6. Taxation

Taxation in the profit and loss account represents:

	Half-year ended 30 June 2004	Half-year ended 30 June 2003
	HK$'m	*HK$'m*
Hong Kong profits tax		
- current period taxation	**1,184**	732
- over-provision in prior years	**(5)**	(718)
Deferred tax (credit)/charge	**(65)**	160
Hong Kong profits tax	**1,114**	174
Overseas taxation	**5**	1
	1,119	175
Share of taxation attributable to associates	**—**	1
	1,119	176

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the first half of 2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the first half of 2004 at the rates of taxation prevailing in the countries in which the Group operates.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships. As at 30 June 2004, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet, amounted to HK$464 million (31 December 2003: HK$1,474 million). The Group's investments in partnerships are amortised over the life of the partnerships in proportion to the taxation benefits resulting from those investments.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	Half-year ended 30 June 2004	Half-year ended 30 June 2003
	HK$'m	*HK$'m*
Profit before taxation	**6,776**	3,245
Calculated at a taxation rate of 17.5%	**1,186**	568
Effect of different taxation rates in other countries	**(20)**	(23)
Income not subject to taxation	**(801)**	(69)
Expenses not deductible for taxation purposes	**823**	255
Tax losses not recognised	**1**	2
Temporary differences not recognised	**(65)**	160
Over-provision in prior years	**(5)**	(718)
Share of taxation attributable to associates	**—**	1
Taxation charge	**1,119**	176

7. Dividend

	Half-year ended 30 June 2004		Half-year ended 30 June 2003	
	Per share	**Total**	Per share	Total
	HK$	***HK$'m***	*HK$*	*HK$'m*
Interim dividend	**0.320**	**3,383**	0.195	2,062

At a meeting held on 19 August 2004, the Board declared an interim dividend of HK$0.320 per ordinary share for the first half of 2004 amounting to approximately HK$3,383 million. This declared dividend is not reflected as a dividend payable in the accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2004.

8. **Earnings per share**

The calculation of basic earnings per share is based on the consolidated profit attributable to shareholders for the first half of 2004 of approximately HK$5,581 million (first half of 2003: HK$3,012 million) and on the ordinary shares in issue of 10,572,780,266 shares (2003: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2004 (first half of 2003: Nil).

9. **Advances and other accounts**

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Advances to customers	**308,513**	308,582
Accrued interest	**1,922**	1,905
	310,435	310,487
Provision for bad and doubtful debts		
- General	**(5,415)**	(5,406)
- Specific	**(3,410)**	(5,507)
	(8,825)	(10,913)
	301,610	299,574
Advances to banks and other financial institutions	**825**	520
	302,435	300,094

Non-performing loans are analysed as follows:

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Non-performing loans	**12,673**	17,832
Specific provisions made in respect of such advances	**3,357**	5,467
As a percentage of total advances to customers	**4.11%**	5.78%
Amount of interest in suspense	**201**	324

Non-performing loans are defined as loans and advances to customers on which interest is being placed in suspense or on which interest accrual has ceased. Specific provisions were made after taking into account the value of collateral in respect of such advances.

There were no advances to banks and other financial institutions on which interest has been placed in suspense or on which interest accrual has ceased as at 30 June 2004 and 31 December 2003, nor were there any specific provisions made.

10. Other accounts and provisions

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Interest payable	**646**	850
Current taxation	**1,379**	355
Deferred taxation	**277**	341
Short positions in Exchange Fund Bills	**4,049**	2,735
Accruals and other payables	**15,985**	21,008
	22,336	25,289

11. Reserves

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Premises revaluation reserve	**63**	62
Translation reserve	**(9)**	(3)
Retained earnings	**9,538**	7,338
	9,592	7,397

12. Maturity profile

The maturity profile of assets and liabilities analysed by the remaining period as at 30 June 2004 and 31 December 2003 to the contractual maturity dates is as follows:

	At 30 June 2004						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated	Total
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*
Assets							
Treasury bills	—	13,885	497	—	—	—	14,382
Cash and other short-term funds	26,169	86,154	—	—	—	—	112,323
Placements with banks and other financial institutions	16	56,045	22,692	—	—	—	78,753
Certificates of deposit held	—	3,281	6,416	8,823	317	—	18,837
Debt securities included in:							
- held-to-maturity securities	—	18,089	46,855	84,468	7,261	33	156,706
- other investments in securities	—	484	493	6,231	936	—	8,144
Advances to customers	17,492	26,928	24,788	125,260	100,980	13,065	308,513
Advances to banks and other financial institutions	—	—	—	825	—	—	825
Liabilities							
Deposits and balances of banks and other financial institutions	14,722	46,860	2,574	—	—	—	64,156
Deposits from customers	313,668	231,626	16,269	2,539	47	—	564,149
Certificates of deposit issued	—	—	—	2,423	—	—	2,423

	At 31 December 2003						
	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated	Total
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*
Assets							
Treasury bills	—	18,923	1,649	—	—	—	20,572
Cash and other short-term funds	12,547	100,987	—	—	—	—	113,534
Placements with banks and other financial institutions	16	64,521	13,703	—	—	—	78,240
Certificates of deposit held	—	3,870	3,702	10,923	281	—	18,776
Debt securities included in:							
- held-to-maturity securities	—	13,358	9,161	71,227	7,297	34	101,077
- other investments in securities	—	12,122	12,521	44,938	1,774	—	71,355
Advances to customers	23,690	19,161	23,859	125,786	97,944	18,142	308,582
Advances to banks and other financial institutions	—	1	1	518	—	—	520
Liabilities							
Deposits and balances of banks and other financial institutions	6,800	32,151	2,396	—	—	—	41,347
Deposits from customers	303,335	278,509	17,586	1,212	—	—	600,642
Certificates of deposit issued	—	—	—	2,432	—	—	2,432

The majority of other assets and other accounts and provisions are due within 1 year.

The above maturity classifications have been prepared in accordance with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand" and assets which are non-performing or which are overdue for more than one month as "Undated". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated before deduction of provisions, if any.

The analysis of other investments in securities by remaining period to maturity is disclosed in order to comply with the guideline on "Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

13. Off-balance sheet exposures

(a) Contingent liabilities and commitments

The following is a summary of the contractual amounts of each significant class of contingent liabilities and commitments:

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Direct credit substitutes	**1,208**	1,264
Transaction-related contingencies	**4,594**	4,427
Trade-related contingencies	**16,183**	16,120
Other commitments with an original maturity of		
- under one year or which are unconditionally cancellable	**80,627**	78,291
- one year and over	**44,158**	49,037
	146,770	149,139

(b) Derivatives

The following is a summary of the notional amounts of each significant type of derivative:

	At 30 June 2004			At 31 December 2003		
	Trading	**Hedging**	**Total**	Trading	Hedging	Total
	HK$'m	***HK$'m***	***HK$'m***	*HK$'m*	*HK$'m*	*HK$'m*
Exchange rate contracts						
Spot	**20,828**	**–**	**20,828**	14,673	–	14,673
Forward and futures contracts	**2,656**	**–**	**2,656**	950	–	950
Swaps	**162,509**	**4,331**	**166,840**	184,524	6,254	190,778
Foreign exchange option contracts						
- Currency options purchased	**1,368**	**–**	**1,368**	1,476	–	1,476
- Currency options written	**1,026**	**–**	**1,026**	4,435	–	4,435
	188,387	**4,331**	**192,718**	206,058	6,254	212,312

	At 30 June 2004			At 31 December 2003		
	Trading	**Hedging**	**Total**	Trading	Hedging	Total
	HK$'m	***HK$'m***	***HK$'m***	*HK$'m*	*HK$'m*	*HK$'m*
Interest rate contracts						
Interest rate swaps	**4,316**	**17,592**	**21,908**	381	21,087	21,468
Interest rate futures	**803**	**—**	**803**	—	—	—
Interest rate option contracts						
- Swaption written	**1,449**	**—**	**1,449**	1,446	—	1,446
- Options purchased	**62**	**—**	**62**	—	—	—
- Options written	**62**	**—**	**62**	—	—	—
	6,692	**17,592**	**24,284**	1,827	21,087	22,914
Bullion contracts						
Bullion contracts	**1,403**	**—**	**1,403**	606	—	606
Gold option contracts						
- Gold options purchased	**129**	**—**	**129**	31	—	31
- Gold options written	**85**	**—**	**85**	30	—	30
	1,617	**—**	**1,617**	667	—	667
Equity contracts						
Equity option contracts						
- Equity options purchased	**470**	**—**	**470**	1,016	—	1,016
- Equity options written	**235**	**—**	**235**	829	—	829
	705	**—**	**705**	1,845	—	1,845
Total	**197,401**	**21,923**	**219,324**	210,397	27,341	237,738

The trading transactions include positions arising from dealing activities and positions arising from the execution of trade orders from customers or transactions taken to hedge those positions.

The replacement costs and credit risk weighted amounts of the above off-balance sheet exposures, which do not take into account the effects of bilateral netting arrangements are as follows:

	At 30 June 2004	At 31 December 2003	At 30 June 2004	At 31 December 2003
	Credit risk weighted amount		Replacement cost	
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*
Contingent liabilities and commitments	**27,499**	29,813	**N/A**	N/A
Derivatives				
- Exchange rate contracts	**505**	673	**663**	1,227
- Interest rate contracts	**79**	57	**169**	112
- Bullion contracts	**11**	10	**7**	33
- Equity contracts	**12**	29	**4**	9
	607	769	**843**	1,381
Total	**28,106**	30,582	**843**	1,381

The contract or notional amounts of these instruments indicate the volume of transactions outstanding as at 30 June 2004 and 31 December 2003; they do not represent the amounts at risk.

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

14. Segmental reporting

A segment is a distinguishable component of the Group that is engaged either in providing products and services (business segment), or in providing products and services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other business or geographical segments. The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocations and fund transfer mechanisms.

(a) By class of business

	Half-year ended 30 June 2004					
	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*
Net interest income	3,830	1,515	164	5,509	–	5,509
Other operating income	1,747	639	338	2,724	(210)	2,514
Operating income	5,577	2,154	502	8,233	(210)	8,023
Operating expenses	(2,124)	(80)	(673)	(2,877)	210	(2,667)
Operating profit/(loss) before provisions	3,453	2,074	(171)	5,356	–	5,356
Write-back of bad and doubtful debts	1,240	–	–	1,240	–	1,240
Operating profit/(loss) after provisions	4,693	2,074	(171)	6,596	–	6,596
Net gain from disposal/ revaluation of fixed assets	–	–	48	48	–	48
Net gain from disposal of held-to-maturity securities and investment securities	–	–	1	1	–	1
Write-back of provision for impairment on investments in associates	–	–	150	150	–	150
Share of profits less losses of associates	–	–	(19)	(19)	–	(19)
Profit before taxation	4,693	2,074	9	6,776	–	6,776
At 30 June 2004						
Assets						
Segment assets	311,134	422,924	17,230	751,288	–	751,288
Investments in associates	–	–	130	130	–	130
Unallocated corporate assets	–	–	599	599	–	599
	311,134	422,924	17,959	752,017	–	752,017
Liabilities						
Segment liabilities	580,407	105,704	600	686,711	–	686,711
Unallocated corporate liabilities	–	–	1,673	1,673	–	1,673
	580,407	105,704	2,273	688,384	–	688,384
Half-year ended 30 June 2004						
Other information						
Additions of fixed assets	–	–	87	87	–	87
Depreciation	–	–	293	293	–	293
Amortisation of premium/discount of held-to-maturity securities	–	76	–	76	–	76

	Half-year ended 30 June 2003					
	Commercial banking	Treasury	Unallocated	Subtotal	Eliminations	Consolidated
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*
Net interest income	4,987	1,275	322	6,584	—	6,584
Other operating income	1,445	639	422	2,506	(254)	2,252
Operating income	6,432	1,914	744	9,090	(254)	8,836
Operating expenses	(2,130)	(82)	(739)	(2,951)	254	(2,697)
Operating profit before provisions	4,302	1,832	5	6,139	—	6,139
Charge for bad and doubtful debts	(1,669)	—	—	(1,669)	—	(1,669)
Operating profit after provisions	2,633	1,832	5	4,470	—	4,470
Net loss from disposal/revaluation of fixed assets	—	—	(1,241)	(1,241)	—	(1,241)
Net gain from disposal of held-to-maturity securities and investment securities	—	—	1	1	—	1
Write-back of provision for impairment on held-to-maturity securities and investment securities	—	19	1	20	—	20
Net loss on disposal of a subsidiary	—	—	(1)	(1)	—	(1)
Write-back of provision for impairment on investments in associates	—	—	6	6	—	6
Share of profits less losses of associates	—	—	(10)	(10)	—	(10)
Profit/(loss) before taxation	2,633	1,851	(1,239)	3,245	—	3,245
At 31 December 2003						
Assets						
Segment assets	310,008	432,947	18,439	761,394	—	761,394
Investments in associates	—	—	278	278	—	278
Unallocated corporate assets	—	—	915	915	—	915
	310,008	432,947	19,632	762,587	—	762,587
Liabilities						
Segment liabilities	621,211	77,671	648	699,530	—	699,530
Unallocated corporate liabilities	—	—	1,640	1,640	—	1,640
	621,211	77,671	2,288	701,170	—	701,170
Half-year ended 30 June 2003						
Other information						
Additions of fixed assets	—	—	40	40	—	40
Depreciation	—	—	322	322	—	322
Amortisation of premium/discount of held-to-maturity securities	—	348	—	348	—	348
Non-cash expenses other than depreciation/amortisation	1,669	—	—	1,669	—	1,669

Commercial banking business includes acceptance of deposits, mortgage lending, credit card advances, remittance, provision of securities brokerage and insurance agency services, commercial lending, trade finance and overdraft facilities.

Treasury activities include money market, foreign exchange dealing and capital market activities. Treasury manages funding of the Group. Treasury provides funding to all other business segments and receives funds from commercial banking's deposit taking activities. These inter-segment funding transactions are priced either at market bid/offer rates as appropriate or at an internal funding rate as determined by the average funding requirements of other business segments and the average one-month inter-bank rates of the relevant financial period. In addition, the gains and losses on the foreign exchange activities of the Group are included in "Treasury". The profit and loss information presented in this note has been prepared using inter-segment charging/income transactions. The segmental assets and liabilities have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. segmental profit and loss information is not comparable to segmental assets and liabilities information).

Unallocated items mainly comprise fixed assets of the Group, investment securities, investments in associates and other items that cannot be reasonably allocated to a specific business segment. The interest benefit of the capital of the Group is also included as unallocated within net interest income. Rental expenses are allocated to business segments based on a fixed rate per square footage occupied.

Operating expenses of a functional unit are allocated to the relevant business segment that is the predominant user of the services provided by the unit. Operating expenses of other shared services, which cannot be allocated to a specific business segment, are included in "Unallocated".

(b) By geographical area

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

15. Statutory accounts

The information in this results announcement is unaudited and does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2003 have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 22 March 2004.

SUPPLEMENTARY FINANCIAL INFORMATION

1. Capital adequacy ratio

	At 30 June 2004	At 31 December 2003
Capital adequacy ratio	**16.52%**	15.11%
Adjusted capital adequacy ratio	**16.51%**	15.21%

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

2. Components of capital base after deductions

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 30 June 2004 and 31 December 2003 and reported to the HKMA is analysed as follows:

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Core capital:		
Paid up ordinary share capital	**43,043**	43,043
Reserves	**12,543**	10,468
Profit and loss account	**1,999**	2,327
Minority interests	**949**	917
	58,534	56,755
Supplementary capital:		
General provisions for doubtful debts	**4,702**	4,997
Total capital base	**63,236**	61,752

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Deduction from total capital base :		
Shareholdings in subsidiaries or holding company	(351)	(449)
Exposures to connected companies	(780)	(872)
Equity investments of 20% or more in non-subsidiary companies	(107)	(107)
Investments in the capital of other banks or other financial institutions	(1)	(1)
	(1,239)	(1,429)
Total capital base after deductions	61,997	60,323

3. Liquidity ratio

	Half-year ended 30 June 2004	Half-year ended 30 June 2003
Average liquidity ratio	34.64%	37.93%

The average liquidity ratio is calculated as the simple average of each calendar month's average liquidity ratio of BOCHK for the period.

The liquidity ratio is computed on the solo basis (the Hong Kong offices only) and is in accordance with the Fourth Schedule of the Banking Ordinance.

4. Currency concentrations

The following is a summary of the major foreign currency exposures arising from trading, non-trading and structural positions. The net options position is calculated based on the worst-case approach set out in the prudential return "Foreign Currency Position" issued by the HKMA.

At 30 June 2004

	Equivalent in millions of HK$							
	US Dollars	**Euro**	**Canadian Dollars**	**Australian Dollars**	**New Zealand Dollars**	**Renminbi Yuan**	**Others**	**Total**
Spot assets	**174,627**	**17,324**	**7,182**	**26,202**	**4,476**	**7,765**	**27,983**	**265,559**
Spot liabilities	**(151,001)**	**(12,299)**	**(6,770)**	**(27,737)**	**(11,396)**	**(7,121)**	**(17,121)**	**(233,445)**
Forward purchases	**116,929**	**12,595**	**2,342**	**12,433**	**10,086**	**8**	**30,416**	**184,809**
Forward sales	**(138,410)**	**(17,787)**	**(2,760)**	**(10,829)**	**(3,140)**	**(2)**	**(40,985)**	**(213,913)**
Net options position	**69**	**(24)**	**(15)**	**(135)**	**24**	**—**	**97**	**16**
Net long/(short) position	**2,214**	**(191)**	**(21)**	**(66)**	**50**	**650**	**390**	**3,026**

At 31 December 2003

	Equivalent in millions of HK$							
	US Dollars	Euro	Canadian Dollars	Australian Dollars	New Zealand Dollars	Renminbi Yuan	Others	Total
Spot assets	164,349	21,619	6,358	22,007	7,295	1,144	25,847	248,619
Spot liabilities	(142,187)	(11,011)	(9,978)	(28,336)	(13,579)	(563)	(19,155)	(224,809)
Forward purchases	125,005	13,252	4,619	20,289	10,701	—	35,530	209,396
Forward sales	(149,283)	(24,134)	(1,080)	(14,112)	(4,665)	—	(42,074)	(235,348)
Net options position	(974)	59	(11)	837	92	—	14	17
Net long/(short) position	(3,090)	(215)	(92)	685	(156)	581	162	(2,125)

There were no significant net structural positions for the Group as at 30 June 2004 and 31 December 2003.

5. Segmental information

(a) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Loans for use in Hong Kong		
Industrial, commercial and financial		
- Property development	**19,104**	23,162
- Property investment	**47,311**	46,754
- Financial concerns	**10,269**	6,589
- Stockbrokers	**84**	41
- Wholesale and retail trade	**18,292**	18,858
- Manufacturing	**11,967**	11,342
- Transport and transport equipment	**9,962**	12,385
- Others	**32,371**	38,529
Individuals		
- Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**17,694**	18,244
- Loans for purchase of other residential properties	**94,850**	90,003
- Credit card advances	**3,845**	3,756
- Others	**7,032**	7,387
Total loans for use in Hong Kong	**272,781**	277,050
Trade finance	**9,460**	9,851
Loans for use outside Hong Kong	**26,272**	21,681
Gross advances to customers	**308,513**	308,582

(b) Geographical analysis of gross advances to customers, overdue advances and non-performing loans

The following geographical analysis of gross advances to customers, advances overdue for over three months and NPLs is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Hong Kong	**282,741**	289,129
Mainland China	**10,906**	8,434
Others	**14,866**	11,019
	308,513	308,582

(ii) Advances overdue for over three months

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Hong Kong	**7,674**	11,066
Mainland China	**322**	469
Others	**82**	69
	8,078	11,604

(iii) Non-performing loans

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Hong Kong	**12,076**	16,801
Mainland China	**493**	887
Others	**104**	144
	12,673	17,832

6. Cross-border claims

The information on cross-border claims discloses exposures to foreign counterparties on which the ultimate risk lies, and is derived according to the location of the counterparties after taking into account any transfer of risk. In general, such transfer of risk takes place if the claims are guaranteed by a party in a country, which is different from that of the counterparty or if the claims are on an overseas branch of a bank whose head office is located in another country. Only regions constituting 10% or more of the aggregate cross-border claims are analysed by geographical areas and disclosed as follows:

	Banks and other financial institutions	**Public sector entities**	**Others**	**Total**
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*
At 30 June 2004				
Asia, other than Hong Kong				
- Mainland China	45,881	8,787	11,866	66,534
- Others	55,495	929	5,974	62,398
	101,376	9,716	17,840	128,932
North America				
- United States	5,561	19,372	8,438	33,371
- Others	11,774	2,752	16	14,542
	17,335	22,124	8,454	47,913
Western Europe				
- Germany	32,363	—	4,625	36,988
- Others	108,469	699	14,192	123,360
	140,832	699	18,817	160,348
Total	259,543	32,539	45,111	337,193

	Banks and other financial institutions	Public sector entities	Others	Total
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*
At 31 December 2003				
Asia, other than Hong Kong				
- Mainland China	45,698	2,157	8,507	56,362
- Others	49,750	1,180	4,981	55,911
	95,448	3,337	13,488	112,273
North America				
- United States	7,571	14,850	18,130	40,551
- Others	15,013	2,997	39	18,049
	22,584	17,847	18,169	58,600
Western Europe				
- Germany	38,563	—	5,359	43,922
- Others	117,451	1,470	13,949	132,870
	156,014	1,470	19,308	176,792
Total	274,046	22,654	50,965	347,665

7. Overdue and rescheduled assets

(a) Overdue and non-performing loans

	At 30 June 2004		At 31 December 2003	
	Amount	**% of gross advances to customers**	Amount	% of gross advances to customers
	HK$'m		*HK$'m*	
Gross advances to customers which have been overdue for:				
- six months or less but over three months	**735**	**0.24%**	977	0.31%
- one year or less but over six months	**850**	**0.28%**	2,521	0.82%
- over one year	**6,493**	**2.10%**	8,106	2.63%
Advances overdue for over three months	**8,078**	**2.62%**	11,604	3.76%
Less:				
Amount overdue for over three months and on which interest is still being accrued	**(94)**	**(0.03%)**	(67)	(0.02%)
Add:				
Amount overdue for three months or less and on which interest is being placed in suspense or on which interest accrual has ceased				
- included in rescheduled advances	**458**	**0.15%**	798	0.26%
- others	**4,231**	**1.37%**	5,497	1.78%
Gross non-performing loans	**12,673**	**4.11%**	17,832	5.78%

At 30 June 2004 and 31 December 2003, there were no advances to banks and other financial institutions that were overdue for over three months.

(b) Other overdue assets

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Overdue for:		
- six months or less but over three months	**2**	2
- over one year	**2**	2
	4	4

As at 30 June 2004 and 31 December 2003, other overdue assets represented the accrued interest.

(c) Rescheduled advances to customers

	At 30 June 2004		At 31 December 2003	
	Amount	**% of gross advances to customers**	Amount	% of gross advances to customers
	HK$'m		*HK$'m*	
Rescheduled advances to customers	**518**	**0.17%**	851	0.28%

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

Rescheduled advances are those advances that have been restructured or renegotiated because of a deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated after deduction of accrued interest that has been charged to customers but accrued to a suspense account and before deduction of specific provisions.

As at 30 June 2004 and 31 December 2003, there were no rescheduled advances to banks and other financial institutions.

8. ***Repossessed assets held***

	At 30 June 2004	At 31 December 2003
	HK$'m	*HK$'m*
Repossessed assets held	**1,399**	1,757

Repossessed assets are properties or securities in respect of which the Group has acquired access or control (e.g. through court proceedings or voluntary actions by the borrowers concerned) for release in full or in part of the obligations of the borrowers. Upon repossession of the assets, the related loans and advances will continue to be recorded as loans and advances until all collection efforts have been exhausted and the repossessed assets are realised. Specific provisions will be made after taking into account the market value of the repossessed assets which are yet to be disposed. Upon disposal of the repossessed assets, any specific provisions previously made will be utilised to write off the loans and advances.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

The following directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) an aggregate of 10,266,600 existing issued shares of the Company at a price of HK$8.50 per share. As at 30 June 2004, the number of outstanding option shares amounted to 8,459,100, representing approximately 0.08% of the Company's issued share capital. None of these options may be exercised within one year from 25 July 2002. These options have a vesting period of four years from 25 July 2002 with a valid exercise period of ten years. 25% of the number of shares subject to such options will vest at the end of each year. No offer to grant any options under the Pre-Listing Share Option Scheme may be made on or after 25 July 2002, the date on which dealings in the Company's shares commenced on the Stock Exchange.

Particulars of the options granted to the directors under the Pre-Listing Share Option Scheme are set out below:

				Number of share options					
	Date of grant	Exercise price (HK$)	Exercisable Period	Granted on 5 July 2002	Balance as at 1 January 2004	Exercised during the period	Surrendered during the period	Lapsed during the period	Balance as at 30 June 2004
SUN Changji	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,590,600	1,590,600	–	–	–	1,590,600
HE Guangbei	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	(361,500)	–	–	1,084,500
HUA Qingshan	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
LI Zaohang	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHOU Zaiqun	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
ZHANG Yanling	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000
PING Yue *	5 July 2002	8.50	25 July 2003 to 4 July 2012	1,446,000	1,446,000	–	–	–	1,446,000

* Resigned with effect from 2 February 2004.

Save as disclosed above, at no time during the period was the Company or its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

Save as disclosed in the paragraph headed "Directors' Rights to Acquire Shares", as at 30 June 2004, none of the directors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at 30 June 2004, the following corporations had the following interests (as defined in the SFO) in the Company:

	Name of Corporation		
	BOC	**BOCHKG**	**BOC (BVI)**
Aggregate long position in shares and underlying shares	7,004,340,277	6,961,755,277	6,961,755,277
% of total issued shares of the Company	66.25%	65.85%	65.85%
Capacity in which such interests are held	Through controlled corporation *(Notes 1, 2, 3 and 5)*	Through controlled corporation *(Notes 1 and 5)*	Held 6,959,753,556 shares as beneficial owner Held 2,001,721 shares through controlled corporation *(Notes 4 and 5)*
Nature of such interests			
1. Interests in shares	6,986,155,277	6,961,755,277	6,961,755,277
2. Interests under equity derivatives			
- Cash settled	10,000,000	—	—
- Physically settled	8,185,000	—	—

Notes:

1. BOC holds the entire issued share capital of BOCHKG which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO.

2. BOC holds the entire issued share capital of BOC Insurance which in turn holds the entire issued share capital of BOC Life. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance and BOC Life, each of which had an interest in 5,700,000 shares of the Company.

3. BOC holds the entire issued share capital of BOCI which in turn holds the entire issued share capital of BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Financial Products Limited which had an interest in 13,000,000 shares of the Company and an interest in 18,185,000 shares under equity derivatives of which an interest in 10,000,000 shares is cash settled and an interest in the remaining 8,185,000 shares is physically settled.

4. BOC (BVI) holds 93.64% of the issued share capital of Hua Chiao (in members' voluntary liquidation), which had an interest in 2,001,721 shares of the Company.

5. As required by the Listing Rules, the statements specify the relevant interests as at the balance sheet date of the Company, i.e. 30 June 2004, of substantial shareholders required to be kept under section 336 of the SFO. The statements do not therefore reflect any disclosable changes in the level or nature of those interests that may have occurred since 30 June 2004. On 9 July 2004, BOC notified the Company of the changes in its interests, namely (i) BOC, BOCHKG and BOC (BVI) have interests/are deemed to have interests in 6,974,530,729, 6,959,190,925 and 6,959,190,925 shares of the Company, representing approximately 65.97%, 65.82% and 65.82% of the issued share capital of the Company and (ii) by virtue of its equity interest in BOC Financial Products Limited, BOC is deemed to have a short position in 5,795,862 shares of the Company.

Save as disclosed above, as at 30 June 2004, no other interests or short positions were recorded in the register maintained by the Company under section 336 of the SFO.

AUDIT COMMITTEE

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian. Other members include Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen and Madam Linda Tsao Yang.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

At the request of the Audit Committee of the Company, the Group's external auditors have carried out a review of the unaudited financial statements in accordance with the Statement of Auditing Standards ("SAS") 700 issued by the HKSA. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial report.

COMPLIANCE WITH THE CODE OF BEST PRACTICE OF THE LISTING RULES

None of the directors is aware of information that would reasonably indicate that the Company is not, or was not in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the period ended 30 June 2004 except that Non-executive Directors are subject to retirement by rotation and re-election at Annual General Meetings of the Company in accordance with the Company's Articles of Association.

COMPLIANCE WITH THE GUIDELINE ON "INTERIM FINANCIAL DISCLOSURE BY LOCALLY INCORPORATED AUTHORIZED INSTITUTIONS"

The interim report for the first half of 2004 fully complies with the requirements set out in the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA.

COMPLIANCE WITH SSAP 25

The interim report for the first half of 2004 complies with SSAP 25 "Interim Financial Reporting" issued by the HKSA.

DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The Board declared an interim dividend of HK$0.320 per share (2003: HK$0.195), payable on Thursday, 23 September 2004 to those persons registered as shareholders on Wednesday, 15 September 2004.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Wednesday, 8 September 2004 to Wednesday, 15 September 2004 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Tuesday, 7 September 2004.

PUBLICATION OF INTERIM REPORT ON STOCK EXCHANGE'S WEBSITE

The interim report for the first half of 2004 containing all the information required by the Listing Rules will be published on the Stock Exchange's website in due course.

DEFINITIONS

In this results announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

"ATM"	Automated Teller Machine
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China, a state-owned commercial bank established under the laws of the PRC
"BOC (BVI)"	BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG
"BOC Insurance"	Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOC Life"	BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC Insurance

"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"BOCHKG"	BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI"	BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC
"BOCI-Prudential Asset Management"	BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36%, respectively
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"Group"	the Company and its subsidiaries collectively referred to as the Group
"HIBOR"	Hong Kong Interbank Offered Rate
"HKMA"	Hong Kong Monetary Authority
"HKSA"	Hong Kong Society of Accountants
"Hong Kong SAR Government"	Hong Kong Special Administrative Region Government

"Hua Chiao"	Hua Chiao Commercial Limited (in members' voluntary liquidation), a company incorporated under the laws of Hong Kong, in which BOC holds an equity interest of 93.64%
"IPO"	Initial Public Offering
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China" or "The Mainland of China"	The mainland of the PRC
"NPL(s)"	Non-performing loan(s)
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"PRC"	The People's Republic of China
"RMB" or "Renminbi"	Renminbi, the lawful currency of the PRC
"RTGS"	Real Time Gross Settlement System
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"SME"	the Small and Medium-Sized Enterprise
"SSAP"	Statement of Standard Accounting Practice
"Share Option Scheme"	the Share Option Scheme (previously known as 2002 Share Option Scheme) conditionally approved and adopted by the shareholders of the Company on 10 July 2002
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 19 August 2004

As at the date hereof, the Board comprises the following directors:

* Mr. XIAO Gang (Chairman)

* Mr. SUN Changji (Vice Chairman)

Mr. HE Guangbei (Vice Chairman and Chief Executive)

* Mr. HUA Qingshan

* Mr. LI Zaohang

* Mr. ZHOU Zaiqun

* Ms. ZHANG Yanling

** Dr. FUNG Victor Kwok King

** Mr. SHAN Weijian

** Mr. TUNG Chee Chen

** Madam YANG Linda Tsao

* *Non-executive Directors*
** *Independent Non-executive Directors*

Senior Adviser to the Board:

Mr. NEOH Anthony Francis

Please also refer to the published version of this announcement in South China Morning Post.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Press Release

19 August 2004

BOC Hong Kong (Holdings) Limited 2004 Interim Results - Financial Highlights

- Operating profit before provisions down 12.75% to HK$5,356 million (HK$6,139 million for the first half of 2003)

- Operating profit after provisions up 47.56% to HK$6,596 million (HK$4,470 million for the first half of 2003)

- Profit before taxation up 108.81% to HK$6,776 million (HK$3,245 million for the first half of 2003)

- Profit attributable to shareholders up 85.29% to HK$5,581 million (HK$3,012 million for the first half of 2003)

- Earnings per share up 85.29% to HK$0.5279 (HK$0.2849 for the first half of 2003)

- Interim dividend of HK$0.32 per share (2003 interim dividend: HK$0.195 per share)

- Return on average shareholders' funds up 763 basis points to 18.19% (10.56% for the first half of 2003)

- Return on average total assets up by 66 basis points to 1.48% (0.82% for the first half of 2003)

- Total assets down 1.39% to HK$752,017 million (HK$762,587 million as at 31 December 2003)

- Capital adequacy ratio 16.52% (15.11% as at 31 December 2003)

- Cost to income ratio 33.24% (30.52% for the first half of 2003)

- NPL ratio 4.11% (5.78% as at 31 December 2003, 7.80% as at 30 June 2003)

BOC Hong Kong (Holdings) grows interim attributable profit by 85.3% to HK$5,581 million

BOC Hong Kong (Holdings) Limited ("the Group", Stock Code 2388; US ADRs: BHKLY) today announced its 2004 interim results. The Group registered a profit attributable to shareholders of HK$5,581 million for the first half of 2004, an increase of 85.29% compared with the first half of 2003. Earnings per share rose to HK$0.5279 from HK$0.2849, up 85.29%.

The substantial increase in the Group's profits was mainly attributable to a strong growth in wealth management income, a significant write-back of provisions and disciplined cost control.

Return on average shareholders' funds grew by 7.63 percentage points to 18.19% while return on average total assets increased by 0.66 percentage point to 1.48%.

To further improve its business structure and to counteract the impact of low interest rates, the Group has

substantially and the non-interest income ratio was up 5.84 percentage points to 31.33%. The Group made further improvement in asset quality. Strong recoveries, increase in collateral value and low classified loan formation resulted in a net write-back of provisions of HK$1,240 million.

The Board has declared an interim dividend of HK$0.32 per share, up 64.10% as compared to the same period of last year. This represented a dividend payout ratio of 60.62%. The interim dividend will be payable on September 23, 2004 (Thursday) to those persons registered as shareholders on September 15 (Wednesday).

Key Financial Results and Operating Performance

Operating profit before provisions was HK$5,356 million, down 12.75%, while operating income decreased by 9.20%. Persistently low interest rates, weak loan demand and keen competition have led to a decline in net interest income to HK$5,509 million. Net interest margin narrowed by 33 basis points to 1.56%, due to a fall in net interest spread to 1.49% from 1.79% over the same period.

Other operating income increased by 11.63% to HK$2,514 million, mainly attributable to an increase of 134% in income from the wealth management business, including fee and commission income from stockbrokerage, distribution of investment funds, retail bonds and life insurance products. The Group has also been active in developing the high margin consumer credit business, with a 5.39% growth in residential mortgage and a 2.37% increase in credit card receivables.

Since the introduction of personal Renminbi (RMB) banking services in Hong Kong in February this year, the Group has achieved a leading position in RMB deposits business and has been the pioneer in the provision of RMB credit card services.

The Group's Mainland branches performed well in the first half. Operating profit before provisions increased by 28% to HK$73 million, mainly driven by an increase of 46% in advances to customers.

Operating expenses decreased by 1.11% to HK$2,667 million. Staff costs remained stable during the period while expenses on information technology continued to increase. Cost-to-income ratio, at 33.24%, remained low by industry standards.

Asset quality continued to improve through proactive risk management, collections and write-offs of bad debts. As a result, the non-performing loan (NPL) ratio improved to 4.11%, compared with 5.78% at end-2003 and 7.80% at mid-2003. The quality of the residential mortgage and credit card portfolios continued to improve.

The Group's total assets amounted to HK$752,017 million at end-June 2004, down 1.39% from end-2003. Though demand for loans remained weak, advances to customers stayed steady at HK$308,513 million.

Deposits from customers declined to HK$564,149 million, as a result of tight controls on the cost of funding and customers' continued shift of funds to higher-yielding investments in the low interest rate environment. Loan to deposit ratio rose from 51.38% to 54.69%.

The Group remained strong in capital and liquidity. Capital adequacy ratio rose to 16.52% at end-June 2004 while average liquidity ratio was 34.64% for the first half of the year.

Comments by Mr Xiao Gang, Chairman

"The Group has been adopting a market-driven and customer-oriented business strategy that emphasises innovation and customisation. Riding on the recovery of the local economy, we achieved substantial growth in revenue and profit from our retail banking and treasury businesses. The Group's Mainland operation continued to perform satisfactorily. Since February 2004, we have been acting as the clearing bank for personal RMB banking services in Hong Kong. We have also been the market leader in offering personal RMB banking services as well as the pioneer of RMB credit card services and RMB card merchant acquiring business in Hong Kong. All these, coupled with the continued asset quality improvement and cost discipline, have enabled us to deliver shareholder value.

"We believe Hong Kong will witness further recovery in the second half of 2004 which favours the growth of our local business while our presence and capabilities in the Mainland will give us a leading edge in advancing the Group's China-related business. Notwithstanding the recent internal challenge we face, the Group remains a solid institution and committed to serving the best interests of shareholders, customers and staff. We embrace the principles of good corporate governance and will continue to be highly transparent regarding corporate matters."

Comments by Mr He Guangbei, Vice Chairman and Chief Executive

"Going forward, we will continue to focus on developing our franchise in retail banking (particularly wealth management), growing trade finance and SME business, maintaining the momentum in China-related business and fostering our leadership in personal RMB business.

"In retail banking, we are launching a new wealth management platform with a greater emphasis on customisation and product development to cater for our customers' diverse needs. We also aim to solidify our leading market positions in residential mortgage. In corporate banking, we will implement a more proactive customer relationship building system so as to exploit the untapped potential of our large customer base and compete more effectively in the SME market.

"For China business, we have refined our business model in the Mainland. We will not confine ourselves to local organic growth in our Mainland branches but instead will regard them as the extended arms of our retail and corporate banking businesses in Hong Kong

"Our management structure will be further strengthened so that we are better equipped for long-term growth and development and for coping with new challenges and opportunities. We are also committed to ensuring that our corporate governance, risk management and internal control systems will continue to be in line with international best practices in order to assure the market of our determination and capability in becoming customers' premier bank wherever we operate."

- End -

About BOC Hong Kong (Holdings) Limited

BOC Hong Kong (Holdings) Limited, incorporated in Hong Kong on September 12, 2001, holds the entire equity interest of Bank of China (Hong Kong) Limited (BOCHK), its principal operating subsidiary.

The Group is a leading commercial banking group in Hong Kong in terms of assets and deposits. With nearly 300 branches and about 450 ATMs and other delivery channels in Hong Kong, the Group offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three note-issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to meet the cross-boarder banking needs of our Hong Kong and Mainland customers. BOCHK was appointed by the People's Bank of China as the only Renminbi (RMB) Clearing Bank in Hong Kong on December 24, 2003 and launched RMB clearing services on February 25, 2004.

BOC Hong Kong (Holdings) began trading on the main board of the Stock Exchange of Hong Kong on July 25, 2002, with stock code "2388", US ADRs: BHKLY.

Media enquiry: Corporate Communications Division